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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X] Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ] No [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

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      PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its results for the year ended December 31, 2005.

      This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

      - the Registrant's plan to bolster its reserves by enhancing domestic exploration;

      - the Registrant's plan to push forward the construction of key refining and chemical projects;

      -     the Registrant's plan to improve operational efficiency;

      -     the Registrant's plan to adhere to its international strategy; and

      -     the Registrant's other future plans and prospects.

      These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

      -     fluctuations in crude oil and natural gas prices;

      -     failure to achieve continued exploration success;

      -     failure or delay in achieving production from development projects;

      - failure to complete the proposed acquisition of certain overseas assets as planned;

      -     change in demand for competing fuels in the target market;

      -     continued availability of capital and financing;

      -     general economic, market and business conditions;

      - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

      -     other factors beyond the Registrant's control.

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      We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

      You should not place undue reliance on any of these forward-looking statements.

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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited

Dated: March 20, 2006                   By:  /s/ Li Huaiqi
                                             ----------------------------------
                                        Name:  Li Huaiqi
                                        Title: Company Secretary

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[PETRO CHINA LOGO]                      [PETRO CHINA LETTER HEAD]

PRESS RELEASE

              PETROCHINA'S 2005 NET PROFIT RISES 28.4% YEAR-ON-YEAR
                      TO A RECORD HIGH OF RMB133.36 BILLION

20 March 2006, Beijing - PetroChina Company Limited ("PetroChina" or the "Company," SEHK stock code 0857; NYSE symbol PTR) announced today it recorded a net profit of RMB133.36 billion for the year ended December 31, 2005, representing an increase of 28.4 percent from the previous year. This marks yet another record high in the Company's earnings since its initial public offering.

For the year ended December 31, 2005, the Company's turnover reached RMB552.23 billion, representing an increase of 39 percent from 2004. The basic and diluted earnings per share was RMB0.75, representing an increase of approximately RMB0.16 from 2004. The Company's Board of Directors recommended a final dividend of RMB0.180325 per share for 2005. Including the interim dividend of RMB0.157719 per share, the dividend for 2005 will be RMB0.338044 per share.

Mr. Chen Geng, Chairman of PetroChina said, "2005 was filled with

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opportunities and challenges. Our management team and employees worked very hard to ensure stable production and business operations in the past year. Combined with enhanced management and a series of M&A initiatives, our efforts led to a strong growth in earnings, which was the highest since our listing, and laid a solid foundation for the Company's long-term development."

EXPLORATION AND PRODUCTION

In 2005, the Company continued to place exploration a priority, increasing investments in both oil and gas exploration. The Company reached strategic milestones in exploring seven areas, including the Jidong tidal and shallow water areas in the Bohai Bay Basin, Xujiaweizi in the northern Songliao Basin, Changling in the southern Songliao Basin, Jiyuan in the Erdos Basin, Tazhong in the Tarim Basin, Chuanzhong in the Sichuan Basin, and the northwestern rim of the Junggar Basin. According to independent reserves assessment, the Company added 864 million barrels to its crude oil reserves, and 4,200 billion cubic feet to its natural gas reserves in 2005. The Company realized a replacement ratio of 1.04 for crude oil reserves, 3.14 for natural gas reserves, and 1.49 for oil and gas reserves in 2005.

In 2005, the Company's domestic crude oil output recorded the highest growth in recent years, and its natural gas output maintained rapid growth. Its overseas oil and gas output also grew rapidly. Last year, PetroChina saw its domestic and overseas oil and gas output reached

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an aggregate 1.01 billion barrels of oil equivalent, an increase of 5.1 percent from 2004. Crude oil output reached 823 million barrels, representing an increase of 1.1 percent from a year earlier. Output of marketable natural gas reached 1,120 billion cubic feet, representing a rise of 27.8 percent from 2004.

In 2005, the Company's exploration and production segment recorded an operating profit of RMB208.08 billion, representing an increase of RMB77.87 billion, or
59.8 percent, from the previous year. The increase in operating profit was mainly due to higher oil and gas prices and increased sales volumes.

REFINING AND MARKETING

In 2005, the growth of the Company's crude oil refining volume and refined products output were above the industry average due to optimal resources allocation and strong management of its refining business. The Company processed
752.3 million barrels of crude oil, representing an increase of 6 percent from 2004.

Responding to market changes in 2005, the Company boosted its quality efforts in marketing and expanded its retail market share. It sold 75.981 million tons of refined products, representing a rise of 13.4 percent, among which 38.12 million tons were retail sales. The number of service stations totaled 18,164 units last year, representing an increase of 4.4 percent from 2004. Among the total, the number of

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service stations owned by the Company increased 1,869 units, or 13.3 percent from the previous year.

In 2005, the Company's refining and marketing segment recorded an operating loss of RMB19.81 billion due to the control of refined products prices by government authorities.

CHEMICALS AND MARKETING

In 2005, the Company ran its major chemicals facilities at full capacity as it seized market opportunities and optimized its product mix. The Company produced
13.15 million tons of chemical products, representing a rise of 3.3 percent from 2004. It produced 1.89 million tons of ethylene, 2.76 million tons of synthetic resin, 0.28 million tons of synthetic rubber, and 3.58 million tons of urea in 2005. The sales volume of chemical products amounted to 14.27 million tons, representing an increase of 9.6 percent from 2004.

In 2005, the chemical and marketing segment recorded an operating profit of RMB3.28 billion, RMB4.38 billion lower than a year earlier. Changes in raw material prices drove the profit lower by RMB3.176 billion, while an increase in depreciation and depletion expenses also pulled down the profit.

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NATURAL GAS AND PIPELINE

In 2005, the construction of major oil and gas pipelines proceeded smoothly. The Second Shaanxi-Beijing Pipeline was put into operation, lifting substantially the Company's capacity to supply natural gas to Beijing and the northern China region. The Company completed the construction of the Hunan Xiangtan branch of the Zhongxian-Wuhan Pipeline, marking the full operation of the Zhongxian-Wuhan Pipeline, which comprises one trunk and three branches. In addition, construction on the trunk line of the Jining connection line was finished, linking the West-East Gas Pipeline with the Second Shaanxi-Beijing Pipeline. This gas pipeline is nearly ready for commercial operation and will help balance distribution between the Second Shaanxi-Beijing Pipeline and the West-East Gas Pipeline, ensuring a stable supply to the market. By the end of 2005, the crude oil pipeline between Alashankou and Dushanzi has been completed.

In 2005, the natural gas and pipeline business recorded an operating profit of RMB3.18 billion, representing an increase of 25.6 percent from 2004, lifted by growth in natural gas sales volume and prices.

CAPITAL MARKET OPERATIONS

In 2005, the Company made achievements in the capital market operations. In June 2005, the Company announced that it had signed an Acquisition and Transfer Agreement with its parent China National

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Petroleum Corporation, paying RMB20.7 billion to acquire certain overseas assets. Through establishing a joint venture with its parent company, the Company will steadily increase the scope and potential of its overseas oil and natural gas resources and further enhance corporate value. In September 2005, the Company completed its first ever H share placement after its listing in 2000, raising net proceeds of HKD18.9 billion to fund corporate development. In October 2005, the Company began to acquire the outstanding shares of Jilin Chemical, Jinzhou Petrochemical and Liaohe Jinma, with an aim to delist its three listed subsidiaries. The acquisitions, which have been completed, are significant to optimizing the Company's management, fully implementing the Company's business strategy as well as reducing and regulating the connected transactions.

FUTURE PROSPECTS FOR 2006

Looking ahead, the Company anticipates a positive business environment in 2006 as global crude oil prices are expected to remain high while domestic demand for oil, gas and petrochemical products stay strong. Nevertheless, uncertainties may exist and unforeseeable factors may have an impact on the Company. In the new year, the Company will actively respond to market changes and make efforts to bolster its reserves by enhancing domestic exploration. It will push forward the construction of key refining and chemical projects to widen its business scale, while increasing quality marketing efforts and improving operational efficiencies to expand market share. It will also

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adhere to its international strategy by further developing overseas operations, while cooperating more extensively with foreign companies in domestic projects and growing its foreign trade volume. In addition, it will enhance health, safety and environmental protection efforts, and continue to uphold its corporate social responsibility. The Company management will endeavor to achieve sustainable, effective and rapid growth for the long term.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010      Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam             Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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